Formal Tender Offer


Group Wireless Inc., an information technology and communications company based in Greenwood Village, Colorado has formally executed an offer of one preferred $2.50 W share, plus one warrant to purchase the common shares of Group Wireless Inc. for $1.50 per share for each of Wavo Corporation's existing 48.8 million outstanding common shares. Future exercise of the warrants shall be deemed as a Rights Offering upon formal notification.

Shareholders of Wavo Corporation shall be granted an extended period of one year to tender such shares unless Group Wireless Inc. elects to modify the terms in the Proxy Statement. Computer Share Services Company
Inc. formerly known as American Securities Transfer Co.
shall serve as the formal agent of record.

Group Wireless Inc. has recruited IT and communications professionals from such telecommunications concerns as Bell Laboratories, Lucent Technologies, Avaya, Fujitsu,
Raychem Corporation and J.D. Edwards. Software research and development programs are underway for short-range radio links, the wireless Ethernet and Third Generation Wireless("3G") mobile systems. In addition to software and hardware development, Group
Wireless Inc. currently has strategic acquisition targets under analysis.

Reorganization of Wavo Corporation shall be achieved through the reformulation of its website utilizing the Global Media Disk (GMD165) which has the capability of delivering feature articles to 165,000 news organizations worldwide. Group Wireless Inc. plans to reactivate certain media contracts, negotiate with certain debt holders and financially restructure Wavo
Corporation as to utilize Wavo's media network for strategic marketing purposes.

 By:  __________________________Dated: 14 January 2002

S. O. Coleto, CEO, Group Wireless Inc.
Post Office Box 6011, Greenwood Village, Colorado
80121-0001 U.S.A. 303/347-8801